UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 3, 2004
Date of earliest event reported

Commission File Number
0-17187

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

California	**94-2893789**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

395 West Java Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits

     a.   Financial Statements of Businesses Acquired: None.

     b.   Pro Forma Financial Information: None.

     c.   Exhibits:

          99.1   Press Release dated February 3, 2004. The press release included as Exhibit 99.1 to this report is being furnished pursuant to Item 12.

Item 12. Results of Operations and Financial Condition

On February 3, 2004, LOGIC Devices Incorporated issued a press release announcing the financial results for the first fiscal quarter of 2004. A copy is attached as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: February 3, 2004   By: /s/ William J. Volz
                                  William J. Volz
                                  President and Chief Executive Officer

Date: February 3, 2004   By: /s/ Kimiko Milheim
                                  Kimiko Milheim
                                  Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts: Bill Volz, President
Kimiko Milheim, CFO
(408) 542-5400

LOGIC DEVICES REPORTS
FIRST QUARTER OF FISCAL 2004

SUNNYVALE, Calif. – (February 3, 2004) – LOGIC Devices Incorporated (Nasdaq: LOGC) today reported its results of operations for its first fiscal quarter of 2004, which ended December 31, 2003. Revenues for the first quarter of fiscal 2004 were $1,102,100, compared to $1,322,700 reported for the first quarter of fiscal 2003. The Company's reported loss declined from $725,500, or ($0.11) per share, in the first fiscal quarter of 2003, to a loss of $514,800, or ($0.08) per share, for the first quarter of fiscal 2004. The Company reported a loss of ($724,200), or ($0.11) per share, on revenues of $1,113,800 in the immediately proceeding quarter ended September 28, 2003.

"While revenues declined 17 percent year over year, they were nearly identical to the immediately proceeding quarter, leading us to believe we may have reached the bottom of the declining revenue cycle. We were able to trim our reported loss by 29 percent, based on sharply improved gross margins (36 percent in fiscal 2004 versus 18 percent in 2003) and a ten percent reduction in selling, general, and administrative expenses. We maintained our commitment to a robust product development program with R&D expenses totaling 36 percent of revenues for the quarter. We were also able to reduce inventory levels by an additional three percent during the quarter. The Company's balance sheet liquidity ratios remained strong at the end of the quarter," stated Bill Volz, president of LOGIC Devices.

"Industry conditions are improving and LOGIC has recently experienced modestly increased quoting and booking activities. However, we believe that significant increases in revenue will only be achieved when the new products, which are currently in development, begin to contribute to revenues. In the short term, at current revenue levels, it is our expectation that we will continue to narrow our losses as a result of ongoing cost control efforts," concluded Volz.

Established in 1983, LOGIC Devices is a fabless semiconductor manufacturer providing high-performance, function-specific integrated circuits that are utilized in smart weapons systems and in broadcast studio, medical imaging, security camera, and digital telecommunications equipment.

FINANCIAL HIGHLIGHTS (in thousands, except per share data):

	Fiscal Quarter Ended	
	December 31,2003	*December 29, 2002*
Net revenues	$ 1,102	$ 1,322
Loss from operations	$ (521)	$ (725)
Net loss	$ (515)	$ (726)
Loss per share	$ (0.08)	$ (0.11)
Basic and diluted weighted average shares	6,654,021	6,704,755